[Letterhead of Novavax, Inc.]
December 6, 2006
VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
100 F. Street, N.E.
Washington, D.C. 20549
Attention: John L. Krug, Senior Counsel

Re:	Novavax, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-138893
Ladies and Gentlemen:
           We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-3 effective as of 4:00 p.m., December 11, 2006, or as soon thereafter as practicable.
           In connection with that request the Company acknowledges: (i) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
           Please direct any questions regarding the Registration Statement or this request to Jennifer L. Miller of Ballard Spahr Andrews & Ingersoll, LLP at (215) 864-8619.

Sincerely,
NOVAVAX, INC.

By:	/s/ Jeffrey W. Church
Jeffrey W. Church Vice President, Chief Financial Officer, Secretary and Treasurer